UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 18, 2021

NORTHERN STAR ACQUISITION CORP.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-39691	83-4109918
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Graubard Miller, The Chrysler Building, 405 Lexington Avenue, 11th Floor, New York, NY		10174
(Address of Principal Executive Offices)		(Zip Code)

(212) 818-8800

(Registrant’s Telephone Number, Including Area Code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-third of one redeemable warrant	STIC.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	STIC	New York Stock Exchange
Redeemable warrants, exercisable for shares of Class A common stock at an exercise price of $11.50 per share	STIC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

As previously announced, Northern Star Acquisition Corp., a Delaware corporation (“Northern Star”), has entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) by and among Northern Star, NSAC Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of Northern Star (“Merger Sub”), and BarkBox, Inc., a Delaware corporation (“BARK”).

On May 18, 2021, Northern Star and BARK issued a press release announcing financial results for BARK for its fourth quarter and twelve months ended March 31, 2021. The press release is attached as Exhibit 99.1 hereto and is incorporated herein by reference. Attached as Exhibit 99.2 is an investor presentation that may be used by Northern Star in meeting with stockholders and other persons interested in purchasing Northern Star securities in connection with the transactions described herein or otherwise.

BARK uses, and will continue to use, its websites (including bark.co and barkbox.com), press releases, and various social media channels, including its Twitter account (@BARK), as additional means of disclosing public information to investors, the media and others interested in BARK. It is possible that certain information that BARK posts on its websites, disseminated in press releases and on social media could be deemed to be material information, and Northern Star and BARK encourages investors, the media and others interested in Northern Star and BARK to review the business and financial information that BARK posts on its websites, disseminates in press releases and on the social media channels identified above, as such information could be deemed to be material information.

The information set forth below under this Item 7.01, including the exhibit attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Additional Information and Where to Find It

IN CONNECTION WITH THE PROPOSED MERGER, NORTHERN STAR HAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) A REGISTRATION STATEMENT ON FORM S-4, WHICH INCLUDES A PROXY STATEMENT/PROSPECTUS, AND CERTAIN OTHER RELATED DOCUMENTS, WHICH IS BOTH THE PROXY STATEMENT BEING DISTRIBUTED TO NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH NORTHERN STAR’S SOLICITATION OF PROXIES FOR THE VOTE BY NORTHERN STAR’S STOCKHOLDERS WITH RESPECT TO THE MERGER AND CERTAIN OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AS WELL AS OTHER MATTERS THAT MAY BE DESCRIBED IN THE REGISTRATION STATEMENT, AS WELL AS THE PROSPECTUS RELATING TO THE OFFER AND SALE OF THE SHARES OF NORTHERN STAR COMMON STOCK TO BE ISSUED IN THE MERGER. INVESTORS AND SECURITY HOLDERS OF NORTHERN STAR AND BARK ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS CAN OBTAIN FREE COPIES OF THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS CONTAINING IMPORTANT INFORMATION ABOUT NORTHERN STAR AND BARK THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. COPIES OF THE DOCUMENTS FILED WITH THE SEC BY NORTHERN STAR CAN BE OBTAINED FREE OF CHARGE ON NORTHERN STAR’S WEBSITE AT WWW.NORTHERNSTARIC.COM OR BY DIRECTING A WRITTEN REQUEST TO NORTHERN STAR ACQUISITION CORP., C/O GRAUBARD MILLER, 405 LEXINGTON AVENUE, 11TH FLOOR, NEW YORK, NEW YORK 10174.

THIS CURRENT REPORT AND THE EXHIBIT HERETO ARE NOT A PROXY STATEMENT OR SOLICITATION OF A PROXY, CONSENT OR AUTHORIZATION WITH RESPECT TO ANY SECURITIES OR IN RESPECT OF THE PROPOSED TRANSACTIONS AND SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OF NORTHERN STAR OR BARK, NOR SHALL THERE BE ANY SALE OF ANY SUCH SECURITIES IN ANY STATE OR JURISDICTION IN WHICH SUCH OFFER, SOLICITATION, OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF SUCH STATE OR JURISDICTION.

Participants in the Solicitation

NORTHERN STAR AND BARK AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS, UNDER SEC RULES, MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES OF NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN MORE DETAILED INFORMATION REGARDING THE NAMES AND INTERESTS IN THE PROPOSED TRANSACTIONS OF NORTHERN STAR’S DIRECTORS AND OFFICERS IN NORTHERN STAR’S FILINGS WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-1 FOR NORTHERN STAR’S INITIAL PUBLIC OFFERING THAT NORTHERN STAR INITIALLY FILED WITH THE SEC ON SEPTEMBER 29, 2020. BARK AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY ALSO BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF NORTHERN STAR IN CONNECTION WITH THE MERGER. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO NORTHERN STAR’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTIONS IS SET FORTH IN THE REGISTRATION STATEMENT ON FORM S-4 FOR THE PROPOSED TRANSACTIONS THAT NORTHERN STAR FILED WITH THE SEC, WHICH INCLUDES A PROXY STATEMENT AND PROSPECTUS FOR THE TRANSACTIONS. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF PARTICIPANTS IN THE SOLICITATION OF PROXIES IN CONNECTION WITH THE PROPOSED TRANSACTIONS IS INCLUDED IN THE REGISTRATION STATEMENT.

Forward-Looking Statements

THIS CURRENT REPORT AND THE EXHIBIT HERETO INCLUDE “FORWARD-LOOKING STATEMENTS”. ACTUAL RESULTS MAY DIFFER FROM EXPECTATIONS, ESTIMATES AND PROJECTIONS AND, CONSEQUENTLY, YOU SHOULD NOT RELY ON THESE FORWARD LOOKING STATEMENTS AS PREDICTIONS OF FUTURE EVENTS. WORDS SUCH AS “EXPECT,” “ESTIMATE,” “PROJECT,” “BUDGET,” “FORECAST,” “ANTICIPATE,” “INTEND,” “PLAN,” “MAY,” “WILL,” “COULD,” “SHOULD,” “BELIEVES,” “PREDICTS,” “POTENTIAL,” “CONTINUE,” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY SUCH FORWARD-LOOKING STATEMENTS.

IN ADDITION TO FACTORS PREVIOUSLY DISCLOSED IN NORTHERN STAR’S REPORTS FILED WITH THE SEC AND THOSE IDENTIFIED ELSEWHERE IN THIS COMMUNICATION, THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FORWARD-LOOKING STATEMENTS OR HISTORICAL PERFORMANCE: THE INABILITY OF THE PARTIES TO SUCCESSFULLY OR TIMELY CONSUMMATE THE MERGER, INCLUDING THE RISK THAT ANY REQUIRED REGULATORY APPROVALS ARE NOT OBTAINED, ARE DELAYED OR ARE SUBJECT TO UNANTICIPATED CONDITIONS THAT COULD ADVERSELY AFFECT THE COMBINED COMPANY; FAILURE TO REALIZE THE ANTICIPATED BENEFITS OF THE MERGER; RISKS RELATING TO THE UNCERTAINTY OF THE PROJECTED FINANCIAL INFORMATION WITH RESPECT TO THE BARK; THE RISK THAT SPENDING ON PETS MAY NOT INCREASE AT PROJECTED RATES; THE RISK THAT BARK SUBSCRIPTIONS MAY NOT INCREASE THEIR SPENDING WITH BARK; BARK’S INABILITY TO CONTINUE TO CONVERT SOCIAL MEDIA FOLLOWERS AND CONTACTS INTO CUSTOMERS; BARK’S INABILITY TO SUCCESSFULLY EXPAND ITS PRODUCT LINES AND CHANNEL DISTRIBUTION; COMPETITION; THE UNCERTAIN EFFECTS OF THE COVID-19 PANDEMIC; AND CHANGES IN DOMESTIC AND FOREIGN BUSINESS, MARKET, FINANCIAL, POLITICAL AND LEGAL CONDITIONS.

NEITHER NORTHERN STAR NOR BARK UNDERTAKE ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY LAW. IMPORTANT FACTORS, AMONG OTHERS, THAT MAY AFFECT ACTUAL RESULTS INCLUDE BARK’S ABILITY TO EXECUTE ON ITS BUSINESS PLANS AND ACHIEVE BARK’S ESTIMATES OF EXPENSES AND FUTURE REVENUES AND PROFITABILITY. OTHER FACTORS INCLUDE THE POSSIBILITY THAT THE PROPOSED TRANSACTIONS DO NOT CLOSE, INCLUDING DUE TO THE FAILURE TO RECEIVE REQUIRED SECURITY HOLDER APPROVALS, OR THE FAILURE OF OTHER CLOSING CONDITIONS.

ADDITIONAL INFORMATION CONCERNING THESE AND OTHER RISK FACTORS IS CONTAINED IN THE REGISTRATION STATEMENT ON FORM S-4 AND NORTHERN STAR’S OTHER FILINGS WITH THE SEC. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS CONCERNING NORTHERN STAR AND BARK, THE PROPOSED TRANSACTIONS OR OTHER MATTERS AND ATTRIBUTABLE TO NORTHERN STAR AND BARK OR ANY PERSON ACTING ON THEIR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS ABOVE. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON ANY FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. NEITHER NORTHERN STAR NOR BARK UNDERTAKE OR ACCEPT ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR REVISIONS TO ANY FORWARD-LOOKING STATEMENT TO REFLECT ANY CHANGE IN THEIR EXPECTATIONS OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT IS BASED, EXCEPT AS REQUIRED BY APPLICABLE LAW.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

99.1	Press release.

99.2	Investor presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 18, 2021	NORTHERN STAR ACQUISITION CORP.

	By:	/s/ Joanna Coles
Joanna Coles
Chief Executive Officer

Exhibit 99.1

Northern Star Acquisition Corp. and BARK Announce BARK’s

Preliminary Fourth Quarter and Fiscal Year 2021 Results and Reaffirm

Fiscal 2022 Outlook

For fiscal fourth quarter, revenue increased 79% year over year

For fiscal full year 2021, revenue increased 69% year over year

Annual Meeting to approve proposed merger scheduled for May 28, 2021

NEW YORK, May 18, 2021 — Northern Star Acquisition Corp. (“Northern Star”) (NYSE: STIC), a publicly traded special purpose acquisition company, announced today the preliminary financial results for its merger partner, Barkbox, Inc. (“BARK” or the “Company”) for its fourth quarter and twelve months ended March 31, 2021. BARK has also reaffirmed its fiscal full year 2022 financial forecast, and, in addition, provided fiscal first quarter 2022 revenue guidance.

Preliminary Fiscal Fourth Quarter 2021 Results:

•	Revenue increased 79.0% to $112.2 million as compared to the same period last year.

•	Subscription Shipments increased 70.3% year over year to 3.5 million.

•	Gross margin was 60.6% as compared to 61.9% for the same period last year.

•	Net loss was $(7.1) million, or (6.3)% of revenue, as compared to $(4.1) million, or (6.6)% of revenue, for the same period last year.

•	Adjusted EBITDA(1) was $0.2 million as compared to $(0.8) million for the same period last year.

•	Adjusted EBITDA margin was 0.2% as compared to (1.3)% for the same period last year.

•	New Subscriptions totaled 264,000, an increase of 72.5% year over year.

•	Lifetime Value (“LTV”) to Customer Acquisition Cost (“CAC”)(2) was 6.6x.

Preliminary Fiscal Full Year 2021 Results:

•	Revenue increased 68.8% to $378.6 million as compared to fiscal year 2020.

•	Subscription Shipments increased 52.5% year over year to 11.6 million.

•	Gross margin was 59.7% as compared to 60.4% for fiscal year 2020.

•	Net loss was $(31.4) million, or (8.3)% of revenue, as compared to $(31.4) million, or (14.0)% of revenue, for the fiscal year 2020.

•	Adjusted EBITDA was $(7.9) million as compared to $(17.8) million for fiscal year 2020.

•	Adjusted EBITDA margin was (2.1)% as compared to (7.9)% for fiscal year 2020.

•	New Subscriptions totaled 1.2 million, an increase of 91.4% year over year.

•	LTV to CAC was 6.3x.

(1)

Adjusted EBITDA, is a non-GAAP financial measure, which excludes the impact of certain special items. Please note that our non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. See the “Non-GAAP Financial Information” section of this release for additional information about these items.

(2)

Lifetime Value (“LTV”) to CAC (“LTV:CAC”) is a measure of the return on the cost to acquire New Subscriptions. This unit economics metric indicates how efficient we are in acquiring each New Subscription on average. The average life time of a subscription is calculated as the inverse of the Average Monthly Subscription Churn. LTV is calculated as the average life time of a subscription times the average gross profit per subscription shipped in the period. LTV:CAC is LTV divided by CAC. Average gross profit per subscription shipped in the period is calculated as Direct to Consumer Gross Profit for the period divided by number of subscriptions shipped in the period.

“In fiscal 2021, BARK continued to generate impressive revenues, which grew nearly 70% year over year, reflecting the strength of the Company’s differentiated product offerings and brand appeal, proprietary data-driven platform, omnichannel sales approach and our outstanding customer engagement,” said Manish Joneja, Chief Executive Officer of BARK. “Through our pending merger with Northern Star, we are confident BARK will have the capital and resources necessary to accelerate our key strategic initiatives and further our position as the leading brand for dogs in the rapidly growing pet industry worldwide. We are excited about BARK’s many growth opportunities ahead as we continue on our mission to make all dogs happy.”

“BARK’s strong fourth quarter and fiscal year performance further demonstrates the Company’s outstanding execution as it continues to outpace the growth in the pet industry,” stated Joanna Coles, Chairperson and Chief Executive Officer of Northern Star. “We believe that BARK’s powerful business model and strong management team will drive long-term profitable growth and compelling shareholder value.”

Preliminary Fiscal Fourth Quarter Details:

Revenue increased 79.0% to $112.2 million in the fourth quarter of fiscal year 2021 as compared to $62.7 million in the fourth quarter of fiscal year 2020. Direct to Consumer (“DTC”) revenue increased 79.3% to $101.3 million in the fourth quarter of fiscal year 2021 as compared to $56.5 million in the fourth quarter of fiscal year 2020. The increase in DTC revenue was driven by the increase in Subscription Shipments combined with an increase in Average Order Value (“AOV”). Commerce revenue increased 76.8% to $10.9 million in the fourth quarter of fiscal year 2021 as compared to $6.2 million in the fourth quarter of fiscal year 2020. The increase in Commerce revenue was driven by an increase in Retail and BARK Home revenues.

Gross profit increased 75.1% to $68.0 million in the fourth quarter of fiscal year 2021 from $38.8 million in the fourth quarter of fiscal year 2020. Gross margin was 60.6% in the fourth quarter of fiscal year 2021 compared to 61.9% in the fourth quarter of fiscal year 2020. The decrease in gross margin in the fourth quarter of fiscal 2021 was due to higher inbound freight costs as a result of worldwide shipping congestion, combined with accommodations given to customers affected by shipment delays in December.

General and administrative expenses increased 77.8% to $55.6 million in the fourth quarter of fiscal year 2021 from $31.3 million in the fourth quarter of fiscal year 2020, primarily due to the increase in Subscription Shipments in the quarter as well as the continuing build out of new product line teams. As a percentage of revenue, general and administrative expenses decreased by 30 basis points to 49.6% in the fourth quarter of fiscal year 2021 from 49.9% in the fourth quarter of fiscal year 2020.

Advertising and marketing expenses increased 58.6% to $16.2 million in the fourth quarter of fiscal year 2021 from $10.2 million in the fourth quarter of fiscal year 2020. This increase was primarily related to materially higher New Subscriptions for the quarter when compared to the same period last year, combined with approximately comparable CAC offset slightly by a reduction in marketing expenses related to Retail. New Subscriptions were 264,000 in the fourth quarter of fiscal 2021, compared to 153,000 in the fourth quarter of fiscal 2020, a 72.5% increase compared to last year. CAC was $51.47, an increase of only 1.8% compared to last year. As a percentage of revenue, advertising and marketing expenses decreased 180 basis points to 14.5% in the fourth quarter of fiscal year 2021 from 16.3% in the fourth quarter of fiscal year 2020.

Net loss was $(7.1) million, with a net loss margin of (6.3)%, in the fourth quarter of fiscal year 2021 as compared to a net loss of $(4.1) million, with a net loss margin of (6.6)%, in the fourth quarter of fiscal year 2020.

Adjusted EBITDA was $0.2 million, or an Adjusted EBITDA margin of 0.2%, in the fourth quarter of fiscal year 2021, as compared to an Adjusted EBITDA of $(0.8) million, or an Adjusted EBITDA margin of (1.3)%, in the fourth quarter of fiscal year 2020.

Preliminary Fiscal Full Year 2021 Details:

Revenue increased 68.8% to $378.6 million in the fiscal year 2021 as compared to total revenue of $224.3 million in the fiscal year 2020. DTC revenue increased 63.6% to $334.0 million in the fiscal year 2021 as compared with $204.2 million in the fiscal year 2020. The increase in DTC revenue was primarily driven by a significant increase in Subscription Shipments, which grew by 4.0 million, or 52.5%, during the fiscal year. AOV grew 7.2% year over year also contributing to the increase in DTC revenue. Commerce revenue increased 121.1% to $44.6 million in the fiscal year 2021 as compared with $20.2 million in the fiscal year 2020. The increase in Commerce revenue was driven by an increase in Retail and BARK Home revenues.

Net loss was $(31.4) million, (8.3)% of revenue, in the fiscal year 2021 as compared with net loss of $(31.4) million, (14.0)% of revenue, in the fiscal year 2020. Contributing to the net loss in fiscal year 2021 was significantly higher year over year interest expense due to fees associated with early repayment of debt, as well as significantly higher stock based compensation on a year over year basis.

For the fiscal year 2021, Adjusted EBITDA was $(7.9) million, or (2.1)% of revenue, versus Adjusted EBITDA of $(17.8) million, or (7.9)% of revenue, for the fiscal year 2020. The change in Adjusted EBITDA is the result of an increase in revenue and gross profit for the fiscal year ended March 31, 2021 in both Direct to Consumer and Commerce. In addition, lower than historical CAC as a result of decreased pricing for social media advertising due to the impact of the COVID-19 pandemic led to lower advertising and marketing expense as a percentage of revenue. As BARK grows its new businesses and media rates return to historic levels, the Company does not expect to maintain this low CAC.

Preliminary Balance Sheet and Cash Flow Highlights

The Company’s cash and cash equivalents balance as of March 31, 2021 was $38.3 million compared with $9.7 million as of March 31, 2020. As of March 31, 2021, the Company had total debt outstanding of $115.7 million compared with $61.5 million as of March 31, 2020.

Inventories as of March 31, 2021 increased 95.1% to $77.5 million compared with $39.7 million as of March 31, 2020.

Fiscal Year 2022 Outlook

Based on information available as of May 18, 2021, BARK is issuing guidance for fiscal first quarter 2022 and reaffirming guidance for fiscal full year 2022 as follows:

For fiscal first quarter 2022, the Company expects:

•	Net revenue in the range of $116 million to $118 million, reflecting an approximate 56% year over year increase at the mid point of the range.

For fiscal full year 2022, the Company reaffirms its forecast included in the investor presentation furnished as an exhibit to Northern Star’s Current Report on Form 8-K filed December 17, 2020, including:

•	Net revenue of $516 million.

•	Net loss of $(41) million.

•	Adjusted EBITDA of $(31) million.

Transaction Update

Norther Star’s Annual Meeting of Stockholders (the “Annual Meeting”) to consider the previously announced merger agreement between Northern Star and BARK has been set for May 28, 2021. Stockholders of record as of April 5, 2021 (the “Record Date”) are eligible to vote at the Annual Meeting.

Conference Call Information

A conference call to discuss fourth quarter and fiscal 2021 results will be held today, May 18, 2021, at 6:30 a.m. ET. During the conference call, the Company may make comments concerning business and financial developments, trends and other business or financial matters. The Company’s comments, as well as other matters discussed during the conference call, may contain or constitute information that has not been previously disclosed.

Those who wish to participate in the call may do so by dialing (866) 465-0807, conference ID 6479967. Any interested party will also have the opportunity to access the call via the Internet at https://investors.bark.co/. To listen to the live call, please go to the website at least 15 minutes early to register and download any necessary audio software. For those who cannot listen to the live broadcast, a recording will be available for 12 months after the date of the event. Recordings may be accessed at https://investors.bark.co/.

	CONSOLIDATED STATEMENTS OF OPERATIONS
	(UNAUDITED)

	Fiscal Year 2020					Fiscal Year 2021
	Quarter Ended				Fiscal Year Ended	Quarter Ended				Fiscal Year Ended
	June 30, 2019	September 30, 2019	December 31, 2019	March 31, 2020	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	March 31, 2021
	(in thousands)					(in thousands)
Revenue	$50,027	$52,455	$59,183	$62,670	$224,335	$74,808	$86,413	$105,175	$112,208	$378,604
Cost of revenue	19,703	19,195	26,161	23,862	88,921	27,888	34,859	45,674	44,243	152,664

Gross profit	30,324	33,260	33,022	38,808	135,414	46,920	51,554	59,501	67,965	225,940
Operating expenses:
General and administrative	25,752	27,877	30,977	31,287	115,893	32,036	39,279	52,567	55,628	179,510
Advertising and marketing	7,650	11,153	17,101	10,243	46,147	11,575	12,958	26,250	16,246	67,029

Total operating expenses	33,402	39,030	48,078	41,530	162,040	43,611	52,237	78,817	71,874	246,539

Loss from operations	(3,078)	(5,770)	(15,056)	(2,722)	(26,626)	3,309	(683)	(19,316)	(3,909)	(20,599)
Interest expense	(1,105)	(1,308)	(1,421)	(1,587)	(5,421)	(1,514)	(1,906)	(4,961)	(2,542)	(10,923)
Other income, net	173	142	180	184	679	221	1,211	(696)	(605)	131

Loss before income taxes	(4,010)	(6,936)	(16,297)	(4,125)	(31,368)	2,016	(1,378)	(24,973)	(7,056)	(31,391)
Provision for income taxes	—	—	—	—	—	—	—	—	—	—

Net loss and comprehensive loss	$(4,010)	$(6,936)	$(16,297)	$(4,125)	$(31,368)	2,016	(1,378)	(24,973)	(7,056)	(31,391)

	GROSS PROFIT BY SEGMENT
	(UNAUDITED)

	Fiscal Year 2020					Fiscal Year 2021
	Quarter Ended				Fiscal Year Ended	Quarter Ended				Fiscal Year Ended
	June 30,	September 30,	December 31,	March 31,	March 31,	June 30,	September 30,	December 31,	March 31,	March 31,
	2019	2019	2019	2020	2020	2020	2020	2020	2021	2021
	(in thousands)					(in thousands)
Direct to Consumer:
Revenue	$47,676	$47,972	$52,001	$56,502	$204,151	$67,099	$75,368	$90,202	$101,300	$333,970
Costs of revenue	18,168	16,740	23,241	21,041	79,191	24,116	29,052	36,866	38,010	128,044

Gross profit	$29,508	$31,232	$28,760	$35,461	$124,960	$42,983	$46,316	$53,336	$63,290	$205,926

Commerce:									—	—
Revenue	$2,351	$4,483	$7,182	$6,168	$20,184	$7,709	$11,045	$14,973	$10,908	$44,634
Costs of revenue	1,535	2,454	2,920	2,821	9,730	3,772	5,807	8,808	6,233	24,620

Gross profit	$816	$2,029	$4,262	$3,347	$10,454	$3,937	$5,237	$6,165	$4,675	$20,014

Consolidated:									—	—
Revenue	$50,027	$52,455	$59,183	$62,671	$224,335	$74,808	$86,413	$105,175	$112,208	$378,604
Costs of revenue	19,703	19,195	26,161	23,862	88,921	27,888	34,859	45,674	44,243	152,664

Gross profit	$30,324	$33,260	$33,022	$38,808	$135,414	$46,920	$51,554	$59,501	$67,965	$225,940

	Key Performance Indicators
	Fiscal Year 2020					Fiscal Year 2021
	For the Quarter Ended				Fiscal Year Ended	For the Quarter Ended				Fiscal Year Ended
	June 30,	September 30,	December 31,	March 31,	March 31,	June 30,	September 30,	December 31,	March 31,	March 31,
	2019	2019	2019	2020	2020	2020	2020	2020	2021	2021
Subscription Shipments (in 000’s)	1,812	1,801	1,971	2,034	7,618	2,368	2,675	3,113	3,463	11,619
Average Monthly Subscription Shipment Churn	7.0%	8.0%	6.1%	8.9%	7.5%	6.2%	5.3%	6.5%	5.4%	5.9%
Active Subscriptions (in 000’s)	1,033	1,075	1,175	1,207	1,207	1,382	1,499	1,729	1,826	1,826
New Subscriptions (in 000’s)	102	142	230	153	627	303	252	381	264	1,200
CAC	$57.31	$57.68	$56.47	$50.56	$55.44	$30.83	$43.98	$60.50	$51.47	$47.55
LTV:CAC	4.1x	3.8x	4.2x	3.9x	3.9x	9.5x	7.4x	4.4x	6.6x	6.3x
Average Order Value	$26.32	$26.63	$26.39	$27.77	$26.80	$28.34	$28.18	$28.98	$29.25	$28.74

Use of Non-GAAP Financial Measures

BARK reports its financial results in accordance with GAAP. However, BARK’s management believes that Adjusted EBITDA and Adjusted EBITDA margin, both non-GAAP financial measures, provide investors with additional useful information in evaluating its performance.

BARK calculates Adjusted EBITDA as net income (loss), adjusted to exclude: (1) interest expense, (2) depreciation and amortization, (3) stock-based compensation expense, (4) change in fair value of warrants and derivatives, (5) sales and use tax expense, and (6) one time transaction costs associated with the financing and merger. BARK calculates Adjusted EBITDA margin by dividing Revenue for the period by Adjusted EBITDA for the period.

Adjusted EBITDA and Adjusted EBITDA margin are financial measures that are not required by, or presented in accordance with GAAP. BARK believes that Adjusted EBITDA and Adjusted EBITDA margin, when taken together with its financial results presented in accordance with GAAP, provides meaningful supplemental information regarding its operating performance and facilitates internal comparisons of its historical operating performance on a more consistent basis by excluding certain items that may not be indicative of its business, results of operations or outlook. In particular, BARK believes that the use of Adjusted EBITDA and Adjusted EBITDA margin are helpful to its investors as it is a measure used by management in assessing the health of its business, determining incentive compensation and evaluating its operating performance, as well as for internal planning and forecasting purposes.

Adjusted EBITDA and Adjusted EBITDA margin are presented for supplemental informational purposes only, have limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Some of the limitations of Adjusted EBITDA and Adjusted EBITDA margin include that (1) the measures do not properly reflect capital commitments to be paid in the future, (2) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA and Adjusted EBITDA margin do not reflect these capital expenditures, (3) the measures do not consider the impact of stock-based compensation expense, which is an ongoing expense for BARK and (4) the measures do not reflect other non-operating expenses, including interest expense. In addition, its use of Adjusted EBITDA and Adjusted EBITDA margin may not be comparable to similarly titled measures of other companies because they may not calculate Adjusted EBITDA or Adjusted EBITDA margin in the same manner, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating BARK’s performance, you should consider Adjusted EBITDA and Adjusted EBITDA margin alongside other financial measures, including its net income (loss) and other results stated in accordance with GAAP.

The following tables presents a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure stated in accordance with GAAP, and the calculation of Adjusted EBITDA margin, for the periods presented:

	ADJUSTED EBITDA
	Fiscal Year 2020					Fiscal Year 2021
	Quarter Ended				Fiscal Year Ended	Quarter Ended				Fiscal Year Ended
	June 30,	September 30,	December 31,	March 31,	March 31,	June 30,	September 30,	December 31,	March 31,	March 31,
	2019	2019	2019	2020	2020	2020	2020	2020	2021	2021
	(in thousands)					(in thousands)
Net loss	$(4,011)	$(6,936)	$(16,296)	$(4,124)	$(31,367)	$2,016	$(1,378)	$(24,972)	$(7,058)	$(31,391)
Adjusted to exclude the following:
Interest expense	$1,105	$1,308	$1,420	1,587	5,421	1,514	1,906	4,961	2,542	10,923
Depreciation and amortization expense	$257	$318	$375	448	1,397	509	528	660	708	2,405
Stock compensation expense	$376	$245	$798	398	1,817	388	1,004	2,734	2,395	6,522
Change in fair value of warrants and derivatives	$(61)	$(41)	$(33)	39	(96)	(34)	(1,229)	1,599	594	931
Sales and use tax expense (1)	$1,950	$1,591	$667	815	5,023	597	243	285	85	1,211
Transaction costs (2)	$—	$—	$—	—	—	—	—	630	916	1,545

Adjusted EBITDA	$(385)	$(3,514)	$(13,069)	$(838)	$(17,806)	$4,990	$1,075	$(14,102)	$182	$(7,854)

Net loss margin	(8.02)%	(13.22)%	(27.54)%	(6.58)%	(13.98)%	2.70%	(1.59)%	(23.74)%	(6.29)%	(8.29)%

Adjusted EBITDA margin	(0.77)%	(6.70)%	(22.08)%	(1.34)%	(7.94)%	6.67%	1.24%	(13.41)%	0.16%	(2.07)%

(1)

Sales and use tax expense relates to recording a liability for sales and use tax we did not collect from our customers. Historically, we had collected state or local sales, use, or other similar taxes in certain jurisdictions in which we only had physical presence. On June 21, 2018, the U.S. Supreme Court decided, in South Dakota v. Wayfair, Inc. that state and local jurisdictions may, at least in certain circumstances, enforce a sales and use tax collection obligation on remote vendors that have no physical presence in such jurisdiction. A number of states have positioned themselves to require sales and use tax collection by remote vendors and/or by online marketplaces. The details and effective dates of these collection requirements vary from state to state and accordingly, we recorded a liability in those periods in which we created economic nexus based on each state’s requirements. Accordingly, we now collect, remit, and report sales tax in all states that impose a sales tax.

(2)	Transactions costs represent non-recurring consulting and advisory costs with respect to the merger agreement entered into with Northern Star Acquisition Corp. on December 16, 2020.

BARKBOX, INC.

CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2021 AND 2020

(UNAUDITED)

(In thousands, except share and per share data)

	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$38,278	$9,676
Accounts receivable—net	8,927	3,929
Prepaid expenses and other current assets	7,409	1,500
Inventory	77,454	39,696

Total current assets	132,068	54,801
PROPERTY AND EQUIPMENT—NET	13,465	7,144
INTANGIBLE ASSETS—NET	2,070	1,341
OTHER NONCURRENT ASSETS	3,260	1,403

TOTAL ASSETS	$150,863	$64,689

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	50,501	38,584
Accrued and other current liabilities	44,605	21,416
Deferred revenue	27,177	13,282
Short-term debt	—	45,184

Total current liabilities	122,283	118,466
LONG-TERM DEBT	115,729	16,346
OTHER LONG-TERM LIABILITIES	11,834	5,277

Total liabilities	249,846	140,089
COMMITMENTS AND CONTINGENCIES (Note 10)
REDEEMABLE CONVERTIBLE PREFERRED STOCK:
Series Seed preferred stock, par value $0.0001 per share—2,057,188 shares authorized, issued and outstanding as of March 31, 2021 and 2020.	1,897	1,897
Series A preferred stock, par value $0.0001 per share—2,110,400 shares authorized, issued and outstanding as of March 31, 2021 and 2020.	4,948	4,948
Series B preferred stock, par value $0.0001 per share—990,068 shares authorized, issued and outstanding as of March 31, 2021 and 2020.	10,285	10,285
Series C preferred stock, par value $0.0001 per share—2,142,188 shares authorized, issued and outstanding as of March 31, 2021 and 2020.	34,585	34,585
Series C-1 preferred stock, par value $0.0001 per share—710,716 shares authorized; 452,671 shares issued and outstanding as of March 31, 2021 and 2020.	8,272	8,272

Total redeemable convertible preferred stock	59,987	59,987
STOCKHOLDERS’ DEFICIT:
Common stock, par value $0.0001 per share—18,600,000 and 17,000,000 shares authorized; 5,498,588 and 5,196,711 shares issued and outstanding as of March 31, 2021 and 2020, respectively.	—	—
Treasury stock, at cost	(4,764)	(4,755)
Additional paid-in capital	25,748	17,931
Accumulated deficit	(179,954)	(148,563)

Total stockholders’ deficit	(158,970)	(135,387)

TOTAL LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$150,863	$64,689

BARKBOX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2021, AND 2020

(UNAUDITED)

(In thousands)

	2021	2020
Net cash used in operating activities	$(19,618)	$(19,666)
Net cash used in investing activities	(4,825)	(4,677)
Net cash provided by financing activities	54,498	22,678

Net increase (decrease) in cash, cash equivalents and restricted cash	30,055	(1,665)
Cash, cash equivalents and restricted cash — beginning of period	9,676	11,341

Cash, cash equivalents and restricted cash — end of period	$39,731	$9,676

Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$38,278	$9,676
Restricted cash—Prepaid expenses and other current assets	1,453	—

Total cash, cash equivalents and restricted cash	$39,731	$9,676

About BARK

BARK is the world’s most dog-centric company, devoted to making dogs and their people happy with the best products, services and experiences. BARK’s dog-obsessed team applies its unique, data-driven understanding of what makes each dog special to design playstyle-specific toys, wildly satisfying treats and wellness supplements, and dog-first experiences that foster the health and happiness of dogs everywhere. Founded in 2012, BARK loyally serves dogs nationwide with monthly subscription services, BarkBox and Super Chewer; a curated e-commerce experience on BarkShop.com; custom collections via its retail partner network, including Target and Amazon; wellness products that meet your dogs’ needs with BARK Bright; and a meal personalization and delivery service for dogs BARK Eats. At BARK, we want to be the people our dogs think we are and promise to be their voice until every dog reaches its full tail-wagging potential. Sniff around at bark.co for more information.

About Northern Star Acquisition Corp.

Northern Star Acquisition Corp. is a special purpose acquisition company whose management team and Board of Directors are composed of veteran consumer, media, technology, retail and finance industry executives and founders, including Joanna Coles, Chairperson and Chief Executive Officer, and Jonathan Ledecky, President and Chief Operating Officer. Ms. Coles is a creative media and technology executive who in her previous roles as editor of two leading magazines and Chief Content Officer of Hearst Magazines developed an extensive network of relationships at the intersection of technology, fashion and beauty. Ms. Coles currently serves as a special advisor to Cornell Capital, a $7 billion private investment firm, and is on the board at Snap Inc., Sonos, Density Software, and on the global advisory board of global payments company Klarna. Mr. Ledecky is a seasoned businessman with over 35 years of investment and operational experience. He has executed hundreds of acquisitions across multiple industries and raised over $25 billion in debt and equity. He is also co-owner of the National Hockey League’s New York Islanders franchise. For additional information, please visit https://northernstaric.com.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Northern Star and BARK. Northern Star has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus of Northern Star, and certain related documents, to be used at the meeting of shareholders scheduled for May 28, 2021 to approve the proposed business combination and related matters. Investors and security holders of Northern Star are urged to read the proxy statement/prospectus, and any amendments thereto and other relevant documents that have or will be filed with the SEC, carefully and in their entirety when they become available because they contain important information about BARK, Northern Star and the business combination. The definitive proxy statement has been mailed to shareholders of Northern Star as of April 5, 2021. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies, without charge, at the SEC’s web site at www.sec.gov.

The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Northern Star, BARK and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the shareholders of Northern Star in favor of the approval of the business combination and related matters. Shareholders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star’s executive officers and directors in the solicitation by reading Northern Star’s Final Prospectus dated November 10, 2020, filed with the SEC on November 12, 2020, and the proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Northern Star’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, is set forth in the proxy statement relating to the business combination.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Key Performance Indicators

BARK measures its business using both financial and operating data and use the following metrics and measures (among others) to assess the near-term and long-term performance of its overall business, including identifying trends, formulating financial projections, making strategic decisions, assessing operational efficiencies, and monitoring our business. BARK present a number of key performance indicators to assist investors in understanding its operating results on an on-going basis. These key performance indicators may also assist investors in making comparisons of BARK’s operating results with those of other companies.

In assessing the performance of the business during the twelve months ended March 31, 2021 and 2020, BARK’s management reviewed the following key performance indicators, each of which is described below:

•

Subscription Shipments: BARK defines Subscription Shipments as the total number of subscription product shipments shipped in a given period. Subscription Shipments does not include gift subscriptions or one-time subscription shipments.

•

Active Subscriptions: BARK defines Active Subscriptions as the total number of unique product subscriptions with at least one shipment during the last 12 months. Active Subscriptions does not include gift subscriptions or one-time subscription purchases.

•

Average Monthly Subscription Shipment Churn: Average Monthly Subscription Shipment Churn is calculated as the average number of subscriptions that have been cancelled in the last three months, divided by the average monthly active subscriptions in the last three months. The number of cancellations used to calculate Average Monthly Subscription Shipment Churn is net of the number of subscriptions reactivated during the last three months.

•	New Subscriptions: BARK defines New Subscriptions as the number of unique subscriptions with their first shipment occurring in a period.

•	Average Order Value (“AOV”): Direct to Consumer revenue for the period divided by Subscription Shipments for the same period.

•

Customer Acquisition Cost (“CAC”): Customer Acquisition Cost (“CAC”) is a measure of the cost to acquire New Subscriptions in its Direct to Consumer business segment. CAC is a monthly measure defined as media spend in BARK’s Direct to Consumer business segment in the period indicated, divided by total New Subscriptions in such period.

•	Lifetime Value (“LTV”): Lifetime Value is the dollar value of each subscription as measured by the cumulative Direct to Consumer Gross Profit for the average life of the subscription.

Cautionary Statement Regarding Preliminary Estimated Results

The preliminary estimated results for the fourth quarter and fiscal year ended March 31, 2021 are preliminary, unaudited and subject to completion. They reflect BARK management’s current views and may change as a result of BARK’s review of results and other factors, including a wide variety of significant business, economic and competitive risks and uncertainties. Such preliminary results are subject to the finalization and closing of BARK’s accounting books and records (which have yet to be performed), and should not be viewed as a substitute for full quarterly or annual financial statements prepared in accordance with GAAP. Northern Star and BARK caution you that these preliminary results are not guarantees of future performance or outcomes and that actual results may differ materially from those described above. For more information regarding factors that could cause actual results to differ from those described above, please see “Cautionary Statement Regarding Forward-Looking Statements” below.

The preliminary estimated results have been prepared by, and are the responsibility of, BARK’s management. BARK’s independent registered public accounting firm, has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary estimated financial information.

Cautionary Statement Regarding Forward Looking Statements

Certain statements included in this press release are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity.

These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BARK’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BARK. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions. These forward-looking statements are subject to a number of risks and uncertainties; the inability of the parties to successfully or timely consummate the merger, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the merger is not obtained; failure to realize the anticipated benefits of the merger; risks relating to the uncertainty of the projected financial information with respect to BARK; the risk that spending on pets may not increase at projected rates; that BARK subscriptions may not increase their spending with BARK; BARK’s ability to continue to convert social media followers and contacts into customers; BARK’s ability to successfully expand its product lines and channel distribution; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Northern Star filed, or to be filed, with SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor BARK presently know or that Northern Star and BARK currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect Northern Star’s and BARK’s expectations, plans or forecasts of future events and views as of the date of this press release. Northern Star and BARK anticipate that subsequent events and developments will cause Northern Star’s and BARK’s assessments to change. However, while Northern Star and BARK may elect to update these forward-looking statements at some point in the future, Northern Star and BARK specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and BARK’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Northern Star’s and BARK’s control. While all projections are necessarily speculative, Northern Star and BARK believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Northern Star and BARK, or their respective representatives and advisors, considered or consider the projections to be a reliable prediction of future events.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering in an investment in Northern Star and is not intended to form the basis of an investment decision in Northern Star. All subsequent written and oral forward-looking statements concerning Northern Star and BARK, the proposed transactions or other matters and attributable to Northern Star and BARK or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Contacts

For BARK

Investors:

ICR, Inc.

Jean Fontana

Jean.Fontana@icrinc.com

Media:

Garland Harwood

press@barkbox.com

For Northern Star Acquisition Corp.

Jonathan Gasthalter/Nathaniel Garnick/Sam Fisher

Gasthalter & Co.

(212) 257-4170

northernstar@gasthalter.com

Exhibit 99.2 Management Presentation May 2021Exhibit 99.2 Management Presentation May 2021

Disclaimer (1/2) This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Barkbox Inc. (“Barkbox”) and Northern Star Acquisition Corp. (“Northern Star”) and related transactions (the “Potential Business Combination”) and for no other purpose. By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. Without the express prior written consent of Northern Star and Barkbox, this Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of Barkbox or (iv) provided to any other person, except your employees and advisors with a need to know who are advised of the confidentiality of the information. This Presentation supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof. This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities No representations or warranties, express or implied are given in, or in respect of, this Presentation. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Northern Star nor Barkbox has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Northern Star, Barkbox or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Barkbox or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of Barkbox and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward Looking Statements Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Barkbox’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Barkbox. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions. These forward-looking statements are subject to a number of risks and uncertainties; the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination is not obtained; failure to realize the anticipated benefits of the Potential Business Combination; risks relating to the uncertainty of the projected financial information with respect to the Barkbox; the risk that spending on pets may not increase at projected rates; that Barkbox subscriptions may not increase their spending with Barkbox; Barkbox’s ability to continue to convert social media followers and contacts into customers; Barkbox’s ability to successfully expand its product lines and channel distribution; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Northern Star filed, or to be filed, with SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor Barkbox presently know or that Northern Star and Barkbox currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Northern Star’s and Barkbox’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Northern Star and Barkbox anticipate that subsequent events and developments will cause Northern Star’s and Barkbox’s assessments to change. However, while Northern Star and Barkbox may elect to update these forward-looking statements at some point in the future, Northern Star and Barkbox specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and Barkbox’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Northern Star and Barkbox assume no obligation to update the information in this presentation Trademarks Northern Star and Barkbox own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Northern Star or Barkbox, or an endorsement or sponsorship by or of Northern Star or Barkbox. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that Northern Star or Barkbox will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. Use of Projections The projections, estimates and targets in this Presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Northern Star’s and Barkbox’s control. While all projections, estimates and targets are necessarily speculative, Northern Star and Barkbox believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such projections, estimates and targets. The inclusion of projections, estimates and targets in this presentation should not be regarded as an indication that Northern Star and Barkbox, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events. 2Disclaimer (1/2) This presentation (this “Presentation”) is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Barkbox Inc. (“Barkbox”) and Northern Star Acquisition Corp. (“Northern Star”) and related transactions (the “Potential Business Combination”) and for no other purpose. By reviewing or reading this Presentation, you will be deemed to have agreed to the obligations and restrictions set out below. Without the express prior written consent of Northern Star and Barkbox, this Presentation and any information contained within it may not be (i) reproduced (in whole or in part), (ii) copied at any time, (iii) used for any purpose other than your evaluation of Barkbox or (iv) provided to any other person, except your employees and advisors with a need to know who are advised of the confidentiality of the information. This Presentation supersedes and replaces all previous oral or written communications between the parties hereto relating to the subject matter hereof. This Presentation and any oral statements made in connection with this Presentation do not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the Potential Business Combination or any related transactions, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Presentation does not constitute either advice or a recommendation regarding any securities No representations or warranties, express or implied are given in, or in respect of, this Presentation. Industry and market data used in this Presentation have been obtained from third-party industry publications and sources as well as from research reports prepared for other purposes. Neither Northern Star nor Barkbox has independently verified the data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This data is subject to change. Recipients of this Presentation are not to construe its contents, or any prior or subsequent communications from or with Northern Star, Barkbox or their respective representatives as investment, legal or tax advice. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Barkbox or the Potential Business Combination. Recipients of this Presentation should each make their own evaluation of Barkbox and of the relevance and adequacy of the information and should make such other investigations as they deem necessary. Forward Looking Statements Certain statements included in this Presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of Barkbox’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Barkbox. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, financial, political and legal conditions. These forward-looking statements are subject to a number of risks and uncertainties; the inability of the parties to successfully or timely consummate the Potential Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Potential Business Combination is not obtained; failure to realize the anticipated benefits of the Potential Business Combination; risks relating to the uncertainty of the projected financial information with respect to the Barkbox; the risk that spending on pets may not increase at projected rates; that Barkbox subscriptions may not increase their spending with Barkbox; Barkbox’s ability to continue to convert social media followers and contacts into customers; Barkbox’s ability to successfully expand its product lines and channel distribution; competition; the uncertain effects of the COVID-19 pandemic; and those factors discussed in documents of Northern Star filed, or to be filed, with SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Northern Star nor Barkbox presently know or that Northern Star and Barkbox currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Northern Star’s and Barkbox’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Northern Star and Barkbox anticipate that subsequent events and developments will cause Northern Star’s and Barkbox’s assessments to change. However, while Northern Star and Barkbox may elect to update these forward-looking statements at some point in the future, Northern Star and Barkbox specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Northern Star’s and Barkbox’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Use of Data The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections or modeling or any other information contained herein. Any data on past performance or modeling contained herein is not an indication as to future performance. Northern Star and Barkbox assume no obligation to update the information in this presentation Trademarks Northern Star and Barkbox own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation may also contain trademarks, service marks, trade names and copyrights of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Northern Star or Barkbox, or an endorsement or sponsorship by or of Northern Star or Barkbox. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this presentation may appear without the TM, SM, ® or © symbols, but such references are not intended to indicate, in any way, that Northern Star or Barkbox will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. Use of Projections The projections, estimates and targets in this Presentation are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Northern Star’s and Barkbox’s control. While all projections, estimates and targets are necessarily speculative, Northern Star and Barkbox believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection, estimate or target extends from the date of preparation. The assumptions and estimates underlying the projected, expected or target results are inherently uncertain and are subject to a wide variety of significant business, economic, regulatory and competitive risks and uncertainties that could cause actual results to differ materially from those contained in such projections, estimates and targets. The inclusion of projections, estimates and targets in this presentation should not be regarded as an indication that Northern Star and Barkbox, or their representatives, considered or consider the financial projections, estimates and targets to be a reliable prediction of future events. 2

Disclaimer (2/2) Important Information and Where to Find It This Presentation is being made in respect of the proposed merger transaction involving Northern Star and BARK. Northern Star has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the SEC ), which includes a proxy statement/prospectus of Northern Star, and certain related documents, to be used at the meeting of shareholders to approve the proposed business combination and related matters. Investors and security holders of Northern Star are urged to read the proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about BARK, Northern Star and the business combination. The definitive proxy statement has been mailed to shareholders of Northern Star as of April 5, 2021. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this Presentation is not incorporated by reference into, and is not a part of, this Presentation. Participants in the Solicitation Northern Star, BARK and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the shareholders of Northern Star in favor of the approval of the business combination and related matters. Shareholders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star's executive officers and directors in the solicitation by reading Northern Star's Final Prospectus dated November 10, 2020, filed with the SEC on November 12, 2020, and the proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Northern Star's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement relating to the business combination when it becomes available. Use of Non-GAAP Financial Measures BARK reports its financial results in accordance with GAAP. However, BARK’s management believes that Adjusted EBITDA and Adjusted EBITDA margin, both non-GAAP financial measures, provide investors with additional useful information in evaluating its performance. Adjusted EBITDA and Adjusted EBITDA margin are financial measures that are not required by, or presented in accordance with GAAP. BARK believe that Adjusted EBITDA and Adjusted EBITDA margin, when taken together with its financial results presented in accordance with GAAP, provides meaningful supplemental information regarding its operating performance and facilitates internal comparisons of its historical operating performance on a more consistent basis by excluding certain items that may not be indicative of its business, results of operations or outlook. In particular, BARK believe that the use of Adjusted EBITDA and Adjusted EBITDA margin are helpful to its investors as it is a measure used by management in assessing the health of its business, determining incentive compensation and evaluating its operating performance, as well as for internal planning and forecasting purposes. Adjusted EBITDA and Adjusted EBITDA margin are presented for supplemental informational purposes only, have limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Some of the limitations of Adjusted EBITDA and Adjusted EBITDA margin include that (1) the measures do not properly reflect capital commitments to be paid in the future, (2) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA and Adjusted EBITDA margin do not reflect these capital expenditures, (3) the measures do not consider the impact of stock-based compensation expense, which is an ongoing expense for BARK and (4) the measures do not reflect other non-operating expenses, including interest expense. In addition, its use of Adjusted EBITDA and Adjusted EBITDA margin may not be comparable to similarly titled measures of other companies because they may not calculate Adjusted EBITDA or Adjusted EBITDA margin in the same manner, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating BARK’s performance, you should consider Adjusted EBITDA and Adjusted EBITDA margin alongside other financial measures, including its net income (loss) and other results stated in accordance with GAAP. Cautionary Statement Regarding Preliminary Estimated Results The preliminary estimated results for the fourth quarter and fiscal year ended March 31, 2021 are preliminary, unaudited and subject to completion. They reflect BARK management’s current views and may change as a result of BARK’s review of results and other factors, including a wide variety of significant business, economic and competitive risks and uncertainties. Such preliminary results are subject to the finalization and closing of BARK’s accounting books and records (which have yet to be performed), and should not be viewed as a substitute for full quarterly or annual financial statements prepared in accordance with GAAP. Northern Star and BARK caution you that these preliminary results are not guarantees of future performance or outcomes and that actual results may differ materially from those described above. For more information regarding factors that could cause actual results to differ from those described above, please see “Cautionary Statement Regarding Forward-Looking Statements” below. The preliminary estimated results have been prepared by, and are the responsibility of, BARK’s management. BARK’s independent registered public accounting firm, has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary estimated financial information. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE 3Disclaimer (2/2) Important Information and Where to Find It This Presentation is being made in respect of the proposed merger transaction involving Northern Star and BARK. Northern Star has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the SEC ), which includes a proxy statement/prospectus of Northern Star, and certain related documents, to be used at the meeting of shareholders to approve the proposed business combination and related matters. Investors and security holders of Northern Star are urged to read the proxy statement/prospectus, and any amendments thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety when they become available because they will contain important information about BARK, Northern Star and the business combination. The definitive proxy statement has been mailed to shareholders of Northern Star as of April 5, 2021. Investors and security holders will also be able to obtain copies of the registration statement and other documents containing important information about each of the companies once such documents are filed with the SEC, without charge, at the SEC's web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this Presentation is not incorporated by reference into, and is not a part of, this Presentation. Participants in the Solicitation Northern Star, BARK and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from the shareholders of Northern Star in favor of the approval of the business combination and related matters. Shareholders may obtain more detailed information regarding the names, affiliations and interests of certain of Northern Star's executive officers and directors in the solicitation by reading Northern Star's Final Prospectus dated November 10, 2020, filed with the SEC on November 12, 2020, and the proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Northern Star's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement relating to the business combination when it becomes available. Use of Non-GAAP Financial Measures BARK reports its financial results in accordance with GAAP. However, BARK’s management believes that Adjusted EBITDA and Adjusted EBITDA margin, both non-GAAP financial measures, provide investors with additional useful information in evaluating its performance. Adjusted EBITDA and Adjusted EBITDA margin are financial measures that are not required by, or presented in accordance with GAAP. BARK believe that Adjusted EBITDA and Adjusted EBITDA margin, when taken together with its financial results presented in accordance with GAAP, provides meaningful supplemental information regarding its operating performance and facilitates internal comparisons of its historical operating performance on a more consistent basis by excluding certain items that may not be indicative of its business, results of operations or outlook. In particular, BARK believe that the use of Adjusted EBITDA and Adjusted EBITDA margin are helpful to its investors as it is a measure used by management in assessing the health of its business, determining incentive compensation and evaluating its operating performance, as well as for internal planning and forecasting purposes. Adjusted EBITDA and Adjusted EBITDA margin are presented for supplemental informational purposes only, have limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. Some of the limitations of Adjusted EBITDA and Adjusted EBITDA margin include that (1) the measures do not properly reflect capital commitments to be paid in the future, (2) although depreciation and amortization are non-cash charges, the underlying assets may need to be replaced and Adjusted EBITDA and Adjusted EBITDA margin do not reflect these capital expenditures, (3) the measures do not consider the impact of stock-based compensation expense, which is an ongoing expense for BARK and (4) the measures do not reflect other non-operating expenses, including interest expense. In addition, its use of Adjusted EBITDA and Adjusted EBITDA margin may not be comparable to similarly titled measures of other companies because they may not calculate Adjusted EBITDA or Adjusted EBITDA margin in the same manner, limiting its usefulness as a comparative measure. Because of these limitations, when evaluating BARK’s performance, you should consider Adjusted EBITDA and Adjusted EBITDA margin alongside other financial measures, including its net income (loss) and other results stated in accordance with GAAP. Cautionary Statement Regarding Preliminary Estimated Results The preliminary estimated results for the fourth quarter and fiscal year ended March 31, 2021 are preliminary, unaudited and subject to completion. They reflect BARK management’s current views and may change as a result of BARK’s review of results and other factors, including a wide variety of significant business, economic and competitive risks and uncertainties. Such preliminary results are subject to the finalization and closing of BARK’s accounting books and records (which have yet to be performed), and should not be viewed as a substitute for full quarterly or annual financial statements prepared in accordance with GAAP. Northern Star and BARK caution you that these preliminary results are not guarantees of future performance or outcomes and that actual results may differ materially from those described above. For more information regarding factors that could cause actual results to differ from those described above, please see “Cautionary Statement Regarding Forward-Looking Statements” below. The preliminary estimated results have been prepared by, and are the responsibility of, BARK’s management. BARK’s independent registered public accounting firm, has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary estimated financial information. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE 3

1. Business Overview 41. Business Overview 4

Contents What is the market opportunity? Dogs Dogs Dogs... What makes BARK different? Our Strengths How does BARK capture the opportunity? The Strategy 5Contents What is the market opportunity? Dogs Dogs Dogs... What makes BARK different? Our Strengths How does BARK capture the opportunity? The Strategy 5

What is the market opportunity? 6What is the market opportunity? 6

The business of making dogs happy is a big opportunity: 1. According to Euromonitor International, the size of the global pet care market surpassed $120 billion in 2019, with spending in the U.S. growing to more than $50 billion. 2. The pet industry is mostly dominated by a legacy market approach (CPG companies and brick-and-mortar retailers). 3. While industries like transportation, health and entertainment have been transformed by online, consumer-centric companies (e.g., Uber, Peloton and Netflix), the pet market is in the early stages of innovation. 7The business of making dogs happy is a big opportunity: 1. According to Euromonitor International, the size of the global pet care market surpassed $120 billion in 2019, with spending in the U.S. growing to more than $50 billion. 2. The pet industry is mostly dominated by a legacy market approach (CPG companies and brick-and-mortar retailers). 3. While industries like transportation, health and entertainment have been transformed by online, consumer-centric companies (e.g., Uber, Peloton and Netflix), the pet market is in the early stages of innovation. 7

The relationship with dogs is evolving in real time.

45% of households reported increased happiness after spending more time with their pets during quarantine.

84% of respondents feel more **attuned to their pet's health.**

20% prefer working alongside their pets over their co-workers.

73% are concerned about being away from pets when they go back to the office.

47% are talking to their pets more.

"The human-animal bond now, more than ever, plays an integral role in people's lives."

Molly McAllister, Chief Medical Officer at Banfield Pet Hospital.



Source: Banfield Pet Hospital

8

The industry’s view of a dogs life is trite 9The industry’s view of a dogs life is trite 9

This creates an enormous opportunity for a vertically-integrated, dog-obsessed brand to capture the dog space. Enter BARK. 10This creates an enormous opportunity for a vertically-integrated, dog-obsessed brand to capture the dog space. Enter BARK. 10

BARK builds deep lifelong relationships with dogs and their owners. We strive to understand their needs and provide ease, fun, zoomies, and a bit of magic to every healthy day. With a data-driven approach, we are tuned into what is important. This allows us to deliver on our mission to make all dogs happy. 11BARK builds deep lifelong relationships with dogs and their owners. We strive to understand their needs and provide ease, fun, zoomies, and a bit of magic to every healthy day. With a data-driven approach, we are tuned into what is important. This allows us to deliver on our mission to make all dogs happy. 11

What makes BARK different? 12What makes BARK different? 12

BARK is building lifelong relationships… Fun Food Home Health 13BARK is building lifelong relationships… Fun Food Home Health 13

…by being there every step of the way 14…by being there every step of the way 14

We leverage relationships and data to drive personalization, cross-sell, and product development BARK’s Key Strengths: 1. Deep customer relationships 2. Personalization at scale 3. Strong platform drives cross-sell 4. All products are designed, developed and branded BARK 5. Omni-channel distribution 15We leverage relationships and data to drive personalization, cross-sell, and product development BARK’s Key Strengths: 1. Deep customer relationships 2. Personalization at scale 3. Strong platform drives cross-sell 4. All products are designed, developed and branded BARK 5. Omni-channel distribution 15

1. BARK Understands Dogs and Their People Resulting in Deep Relationships



Stacie Grissom



Pimm


BARK BOX
DOUBLE DELUXE

Happy Team


Quiz
14 Hilarious "Would You Rather" Questions To Test Your Dog Obsession
Quiz: Can You Tell Dog's Gender Just By Looking At Their Face!
We Bet We Can Guess What Kind of Dog You Have Based On Your Fave Horror Movie

Lifestyle quizzes
(via mobile | post)

Basic → **Advanced**

Email
Journey
Number of Dogs
Phone Number
Status
Referrer
IG CRM
Promotion
Pipeline Notes
Budget
Total Charge
Human First Name
Human Last Name
Delivery Cadence

Dog Name
Dog Gender
Dog Birthday
Dog Age
Dog Breed
Dog Size
BarkBox or Super Chewer
Play style
Life Stage
Allergies to proteins
Allergies to grain

Additional toy preferences:
Plush
Crinkle Paper
Spikey Ball Core
Fabric & Straps
Ropes
Multiport
Nylon
Shreddable Hair
Toy within Toy
Fabric
Mixed Nylon
Solid Nylon
Treat Dispensing
Tug

Quiz: 14 Hilarious "Would You Rather" Questions To Test Your Dog Obsession
Quiz: Who's In Charge – You Or Your Dog?
Quiz: What's Your Dog's Primal Personality?
Quiz: Does Your Dog Love You Or Your Significant Other?
Quiz: What Kind of Dog Parent Are You?
Quiz: What Is Your Dog's Poo-sonality Type?

16

2. BARK’s Customer Relationship and Resulting Insights Lead to Personalization at Scale Allows for Leading to 1.8M 250K >200K annual Active Subscriptions monthly customer contacts monthly customized assortments Proprietary attributes collected: ● Dog Breed ● Dog Size ● Dog Age ● Location ● Activities ● Play styles ● Toy preferences ● Allergies 172. BARK’s Customer Relationship and Resulting Insights Lead to Personalization at Scale Allows for Leading to 1.8M 250K >200K annual Active Subscriptions monthly customer contacts monthly customized assortments Proprietary attributes collected: ● Dog Breed ● Dog Size ● Dog Age ● Location ● Activities ● Play styles ● Toy preferences ● Allergies 17

3. BARK’s Strong Platform, Proprietary Customer Data, and Customer Loyalty Generate Higher Upsells and Cross Sells Add-to-Box Revenue ➔ Growth lever ($ in 000s) 17,520 ➔ High margin ➔ On-site and in-app enhancements ➔ Driven by machine learning 2,363 ➔ Fueled by innovative 1,608 1,230 and exclusive product offerings FY18 FY19 FY20 FY21 18 Note: Add-to-box revenue includes all purchases of Toys, Treats, and Home products made by subscribers, including both one-time and auto-renewing shipments.3. BARK’s Strong Platform, Proprietary Customer Data, and Customer Loyalty Generate Higher Upsells and Cross Sells Add-to-Box Revenue ➔ Growth lever ($ in 000s) 17,520 ➔ High margin ➔ On-site and in-app enhancements ➔ Driven by machine learning 2,363 ➔ Fueled by innovative 1,608 1,230 and exclusive product offerings FY18 FY19 FY20 FY21 18 Note: Add-to-box revenue includes all purchases of Toys, Treats, and Home products made by subscribers, including both one-time and auto-renewing shipments.

4. BARK is Vertically Integrated; All Products Are Designed, Developed, and Branded BARK Play Food Health Home 19 BARK branded products drive higher gross margins on our sales.4. BARK is Vertically Integrated; All Products Are Designed, Developed, and Branded BARK Play Food Health Home 19 BARK branded products drive higher gross margins on our sales.

5. BARK's Omni-channel Distribution Creates Selling Opportunities and Drives Brand Awareness

Bark's digitally native brand

- ✓ Deeply aligned with values that consumers care about
- ✓ Wealth of customer data allows for large-scale personalization

Holistic omni-channel presence creates additional tailwinds

- ✓ Platform to drive brand awareness and product discovery
- ✓ Focused on strong retail channels and partnerships through highly curate products

Collaboration with retail partners creates new opportunities


BARK LIGHT
DUNKIN' DONUTS

2012	2017	2018	2018	2021 & Beyond
• Subscription service founded • Self-curated eCommerce store launch	• Urban Outfitters	• Target • BARK Park shared experience • Amazon • Subaru • Meijer	• Bluestone Lane • Glossier	• Costco • Walmart.com • Dunkin' Donuts • PetSmart • PetCo • CVS

20

BARK’s Market Share Opportunity is Enormous $120b+ $516m revenue in FY22E Global Market 1 Opportunity $50b+ U.S. Market 1 Opportunity 21 1 Euromonitor International. Displays annual spend for U.S. and Global pet care markets as of 2019.BARK’s Market Share Opportunity is Enormous $120b+ $516m revenue in FY22E Global Market 1 Opportunity $50b+ U.S. Market 1 Opportunity 21 1 Euromonitor International. Displays annual spend for U.S. and Global pet care markets as of 2019.

How do we capture the opportunity? 22How do we capture the opportunity? 22

Strategic moves to capture The Dog Company opportunity 1 2 Expand food, home and Continue to grow toy and health product services treat subscriptions 3 4 Enhance cross-selling Reach new dogs opportunities and their people 23Strategic moves to capture The Dog Company opportunity 1 2 Expand food, home and Continue to grow toy and health product services treat subscriptions 3 4 Enhance cross-selling Reach new dogs opportunities and their people 23

1. Expand New Product Services

BARK Home



- ➔ Currently available via Amazon marketplaces and BarkShop.com
- ➔ Additional product offerings in FY22

BARK Bright


Bright
OPEN WIDE

- ➔ Currently available via subscription, and at CVS, PetCo, and PetSmart
- ➔ Additional product offerings in FY22

BARK Eats



- ➔ Currently ready to ship to ~20 markets
- ➔ Plans to ship nationwide by end of calendar 2021

24

2. Continue to Grow Toy & Treat Subscriptions

Acquire new customers through **unique and innovative dog-centric products**

Develop customer relationship via Happy Team contacts and strong platform

Retain existing customers as a result of strong relationship: 94.1%[1] for FY21 and 94.6%[1] in Q4 FY21

Use learnings about customer needs and wants to **personalize product offerings**

BARK BOX

BARK SUPER CHEWER



Note: [1]Calculated as 1 - Average Monthly Subscription Churn

25

3. Enhance Multiple Cross-selling Opportunities ➔ Utilize data-centric model to $29.25 $28.98 drive margin accretive cross- $28.34 $28.18 selling opportunities $27.77 ➔ Enhancements of add-to-box $26.39 $26.63 $26.32 (ATB) feature both on site and in app ➔ BARK Eats trial in Ohio with existing customers showed positive response 1,812 1,801 1,971 2,034 2,368 2,675 3,113 3,463 Q1 FY20 Q2 FY20 Q3 FY20 Q4 FY20 Q1 FY21 Q2 FY21 Q3 FY21 Q4 FY21 Subscription Shipments (in 000s) Average Order Value 263. Enhance Multiple Cross-selling Opportunities ➔ Utilize data-centric model to $29.25 $28.98 drive margin accretive cross- $28.34 $28.18 selling opportunities $27.77 ➔ Enhancements of add-to-box $26.39 $26.63 $26.32 (ATB) feature both on site and in app ➔ BARK Eats trial in Ohio with existing customers showed positive response 1,812 1,801 1,971 2,034 2,368 2,675 3,113 3,463 Q1 FY20 Q2 FY20 Q3 FY20 Q4 FY20 Q1 FY21 Q2 FY21 Q3 FY21 Q4 FY21 Subscription Shipments (in 000s) Average Order Value 26

4. Reach New Dogs and Their People ➔ Serve dogs of all ages, from puppies to seniors. ➔ Reach new human demographics, in more rural and suburban areas. ➔ Be everywhere people and their dogs shop; continue the expansion of retail distribution, online marketplaces, and brand partnerships. 274. Reach New Dogs and Their People ➔ Serve dogs of all ages, from puppies to seniors. ➔ Reach new human demographics, in more rural and suburban areas. ➔ Be everywhere people and their dogs shop; continue the expansion of retail distribution, online marketplaces, and brand partnerships. 27

Looking ahead Through our pending merger with Northern Star, BARK expects to have the capital and resources necessary to accelerate our key strategic initiatives and further our position as the leading brand for dogs in the rapidly growing pet industry worldwide. 28Looking ahead Through our pending merger with Northern Star, BARK expects to have the capital and resources necessary to accelerate our key strategic initiatives and further our position as the leading brand for dogs in the rapidly growing pet industry worldwide. 28

Transaction Timeline TUESDAY, FRIDAY, SHORTLY AFTER… MAY 11 MAY 28 Registration Statement Shareholder vote ... Our ticker will change declared effective by SEC from STIC to BARK on NYSE! The Registration Statement is Stockholders of record as of April Northern Star Acquisition Corp. available on BARK's investor 5, 2021 are eligible to vote at (NYSE: STIC) to complete merger website and is being mailed to annual meeting with Barkbox, Inc. The combined stockholders of record as of April company is expected to trade on 5, 2021 starting on or about May New York Stock Exchange with 13, 2021 common stock and warrants trading under the new ticker symbols, BARK“ and BARK WS , respectively 29Transaction Timeline TUESDAY, FRIDAY, SHORTLY AFTER… MAY 11 MAY 28 Registration Statement Shareholder vote ... Our ticker will change declared effective by SEC from STIC to BARK on NYSE! The Registration Statement is Stockholders of record as of April Northern Star Acquisition Corp. available on BARK's investor 5, 2021 are eligible to vote at (NYSE: STIC) to complete merger website and is being mailed to annual meeting with Barkbox, Inc. The combined stockholders of record as of April company is expected to trade on 5, 2021 starting on or about May New York Stock Exchange with 13, 2021 common stock and warrants trading under the new ticker symbols, BARK“ and BARK WS , respectively 29

3030

2. Financial Highlights 312. Financial Highlights 31

Q4 and FY 2021 Earnings Update

(In thousands, unless otherwise stated)

	Q4'2021[1]	YoY Growth	FY2021[1]	YoY Growth
Revenue	$112,208	79.0%	$378,604	68.8%
Net Loss	$(7,058)	71.1%	$(31,391)	0.0%
Net Loss Margin	*(6.3%)*		*(8.3%)*	
Adj. EBITDA[2]	$182	121.7%	$(7,854)	55.9%
Adj. EBITDA Margin[3]	*0.2%*		*(2.1%)*	

FY21 Revenue outperformed guidance by 2.5%, delivering revenue of $378.6m vs. previously guided $369.2m

FY21 Adj. EBITDA outperformed guidance by 6.3%, delivering loss of $7.9m ((2.1%) margin) vs. previously guided loss of $8.4m ((2.3%) margin)



Note: [1]Preliminary results. [2] See Non-GAAP reconciliation included in the Appendix. [3] Adjusted EBITDA Margin: Adjusted EBITDA Margin is calculated as Adjusted EBITDA for the period divided by Revenue for the period.

32

Momentum Across Key Metrics (In thousands, except CAC metrics and Average Order Value) 1 1 Q4’2021 YoY Growth FY2021 YoY Growth Subscription Shipments 3,463 70.3% 11,619 52.5% Average Monthly 5.40% - 5.90% - Subscription Churn Active Subscriptions 1,826 51.3% 1,826 51.3% New Subscriptions 264 72.5% 1,200 91.4% CAC 51.47 - 47.55 - 2 LTV : CAC 6.6x - 6.3x - Average Order Value $29.25 5.3% $28.74 7.2% 33 1 2 Note: Preliminary results. See definition and illustrative calculation in the Appendix. Momentum Across Key Metrics (In thousands, except CAC metrics and Average Order Value) 1 1 Q4’2021 YoY Growth FY2021 YoY Growth Subscription Shipments 3,463 70.3% 11,619 52.5% Average Monthly 5.40% - 5.90% - Subscription Churn Active Subscriptions 1,826 51.3% 1,826 51.3% New Subscriptions 264 72.5% 1,200 91.4% CAC 51.47 - 47.55 - 2 LTV : CAC 6.6x - 6.3x - Average Order Value $29.25 5.3% $28.74 7.2% 33 1 2 Note: Preliminary results. See definition and illustrative calculation in the Appendix.

Accelerating growth and operating leverage (In millions) Net Revenue 1 Adjusted EBITDA $706 $706 $523 $516 $(8) $379 $379 $224 $(16) $224 $(17) $(18) $191 $191 $149 $149 $(26) $(31) FY2018A FY2019A FY2020A FY2021A FY2022E FY2023E FY FY2 20 01 18 8A A FY FY2 20 01 19 9A A FY FY2 20 02 20 0A A FY FY2 20 02 21 1A A FY FY2 20 02 22 2E E FY FY2 20 02 23 3E E Adj. EBITDA (11.6)% (13.5)% (7.9)% (2.1)% (5.9)% (2.3)% Margin Solid growth driven by strong brand, expansion of new products lines, efficient cross-selling and distribution channels 1 Note: Time periods shown are as of the fiscal year ended in March. See Non-GAAP reconciliation included in the Appendix 34Accelerating growth and operating leverage (In millions) Net Revenue 1 Adjusted EBITDA $706 $706 $523 $516 $(8) $379 $379 $224 $(16) $224 $(17) $(18) $191 $191 $149 $149 $(26) $(31) FY2018A FY2019A FY2020A FY2021A FY2022E FY2023E FY FY2 20 01 18 8A A FY FY2 20 01 19 9A A FY FY2 20 02 20 0A A FY FY2 20 02 21 1A A FY FY2 20 02 22 2E E FY FY2 20 02 23 3E E Adj. EBITDA (11.6)% (13.5)% (7.9)% (2.1)% (5.9)% (2.3)% Margin Solid growth driven by strong brand, expansion of new products lines, efficient cross-selling and distribution channels 1 Note: Time periods shown are as of the fiscal year ended in March. See Non-GAAP reconciliation included in the Appendix 34

Looking forward to Q1’22 and FY22 Q1’22 FY22 1 Note:. See Non-GAAP reconciliation included in the Appendix 35Looking forward to Q1’22 and FY22 Q1’22 FY22 1 Note:. See Non-GAAP reconciliation included in the Appendix 35

Pet Benchmarking CY2020A – CY2022E Revenue CAGR 39.2% 23.5% 33.9% 30.0% FV / CY2021E Revenue FV / CY2021E Gross Profit 16.6x Median: 10.5x Median: 33.2x 38.4x 28.0x 4.4x 12.2x 3.4x 3.2x 5.8x STIC CHWY FRPT TRUP STIC CHWY FRPT TRUP FV / CY2022E Revenue FV / CY2022E Gross Profit 12.6x Median: 8.1x Median: 25.0x 27.5x 22.5x 3.5x 9.8x 2.7x 2.5x 4.3x STIC CHWY FRPT TRUP STIC CHWY FRPT TRUP 36 Source: FactSet, Company Filings, and Management Forecasts. Market data as of May 14, 2021.Pet Benchmarking CY2020A – CY2022E Revenue CAGR 39.2% 23.5% 33.9% 30.0% FV / CY2021E Revenue FV / CY2021E Gross Profit 16.6x Median: 10.5x Median: 33.2x 38.4x 28.0x 4.4x 12.2x 3.4x 3.2x 5.8x STIC CHWY FRPT TRUP STIC CHWY FRPT TRUP FV / CY2022E Revenue FV / CY2022E Gross Profit 12.6x Median: 8.1x Median: 25.0x 27.5x 22.5x 3.5x 9.8x 2.7x 2.5x 4.3x STIC CHWY FRPT TRUP STIC CHWY FRPT TRUP 36 Source: FactSet, Company Filings, and Management Forecasts. Market data as of May 14, 2021.

3. Appendix 373. Appendix 37

Key Performance Indicators Key Performance Indicator Definition Subscription Shipments BARK defines Subscription Shipments as the total number of subscription product shipments shipped in a given period. Subscription Shipments does not include gift subscriptions or one-time subscription shipments. Average Monthly Average Monthly Subscription Shipment Churn is calculated as the average number of subscription Subscription Shipment shipments that have been cancelled in the last three months, divided by the average monthly active Churn subscription shipments in the last three months. The number of cancellations used to calculate Average Monthly Subscription Shipment Churn is net of the number of subscriptions reactivated during the last three months. New Subscriptions BARK defines New Subscriptions as the number of unique subscriptions with their first shipment occurring in a period. Customer Acquisition Cost Customer Acquisition Cost (“CAC”) is a measure of the cost to acquire New Subscriptions in its Direct (“CAC”) to Consumer business segment. CAC is a monthly measure defined as media spend in BARK’s Direct to Consumer business segment in the period indicated, divided by total New Subscriptions in such period. 38Key Performance Indicators Key Performance Indicator Definition Subscription Shipments BARK defines Subscription Shipments as the total number of subscription product shipments shipped in a given period. Subscription Shipments does not include gift subscriptions or one-time subscription shipments. Average Monthly Average Monthly Subscription Shipment Churn is calculated as the average number of subscription Subscription Shipment shipments that have been cancelled in the last three months, divided by the average monthly active Churn subscription shipments in the last three months. The number of cancellations used to calculate Average Monthly Subscription Shipment Churn is net of the number of subscriptions reactivated during the last three months. New Subscriptions BARK defines New Subscriptions as the number of unique subscriptions with their first shipment occurring in a period. Customer Acquisition Cost Customer Acquisition Cost (“CAC”) is a measure of the cost to acquire New Subscriptions in its Direct (“CAC”) to Consumer business segment. CAC is a monthly measure defined as media spend in BARK’s Direct to Consumer business segment in the period indicated, divided by total New Subscriptions in such period. 38

Key Performance Indicators

Key Performance Indicator	Definition
Direct to Consumer ("DTC") Revenue	Direct to Consumer revenue consists of product sales through our monthly subscription boxes (Toys and Treats Subscriptions, BARK Bright, and BARK Eats), as well as sales through our website, BarkShop.com ("BarkShop").
Average Order Value ("AOV")	Direct to Consumer Revenue divided by Subscription Shipments.
Average Life Time	Average Life Time is calculated as 1 divided by Average Monthly Subscription Shipment Churn.
Lifetime Value ("LTV")	Lifetime Value ("LTV") for a given period is calculated as Average Order Value multiplied by the Direct to Consumer gross margin percentage for the period, then multiplied again by Average Life Time for the period.
Commerce Revenue	Commerce revenue consists of product sales to retailers and through marketplaces.
Active Subscriptions	BARK defines Active Subscriptions as the total number of unique product subscriptions with at least one shipment during the last 12 months. Active Subscriptions does not include gift subscriptions or one-time subscription purchases.
LTV : CAC	A measure of the return on the cost to acquire New Subscriptions. Calculated as LTV divided by CAC.

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Strong Subscription Unit Economics

LTV:CAC[1] Illustrative Example

Inputs	Definition	Calculation	Result (Q4 FY21)
Average Life Time	1 / Average Monthly Subscription Shipment Churn	1 / 5.4%	18.5 months
			✖
Average Value	Average Order Value x DTC Gross Margin %	$29.25 x 62.5%	$18.28
			=
LTV	Average Life Time x Average Value	18.5 x $18.28	$338.18
			÷
CAC	DTC Media Spend / New Subscriptions	$13.6M / 264k	$51.47
			=
LTV : CAC	LTV / CAC	$338.18 / $51.47	6.6x

[1] Life Time Value ("LTV") to CAC ("LTV:CAC") is a measure of the return on the cost to acquire New Subscriptions. This unit economics metric indicates efficiency in acquiring each New Subscription on average. The average life time of a subscription is calculated as the inverse of the Average Monthly Subscription Shipment Churn. LTV is calculated as the Average Life Time times the Average Value for the period. LTV:CAC is LTV divided by CAC.

40

Modeling Methodology for BARK’s Direct to Consumer Revenue KPI Driven Modeling Methodology: Calculation Q3 FY21 Q4 FY21 Subscription Shipments last Quarter (in 000s) A 2 ,675 3 ,113 100% - Average Monthly Subscription Shipment Churn this Quarter B 93.5% 94.6% Subscription Shipments this Quarter from existing subscriptions (in 000s) A x B = C 2 ,501 2,945 New Subscriptions this Quarter (in 000s) D 381 264 (1) Subscription Shipments per New Subscription E 1.6 2 .0 (1) Subscription Shipments this Quarter from New Subscriptions (in 000s) D x E = F 612 518 Subscription Shipments this Quarter (in 000s) C + F = G 3,113 3,463 Average Order Value H $28.98 $29.25 Direct to Consumer Revenue (in 000s) G x H = I $90,202 $101,300 1 For Q3 FY21 and Q4 FY21, we back into “Subscription Shipments this quarter from New Subscriptions”, and the “Subscription Shipments per New Subscription.” The number of Subscription Shipments per New Subscription ranges between 1 - 3 in any given quarter based on the distribution and timing of New Subscription acquisition throughout the quarter. 41Modeling Methodology for BARK’s Direct to Consumer Revenue KPI Driven Modeling Methodology: Calculation Q3 FY21 Q4 FY21 Subscription Shipments last Quarter (in 000s) A 2 ,675 3 ,113 100% - Average Monthly Subscription Shipment Churn this Quarter B 93.5% 94.6% Subscription Shipments this Quarter from existing subscriptions (in 000s) A x B = C 2 ,501 2,945 New Subscriptions this Quarter (in 000s) D 381 264 (1) Subscription Shipments per New Subscription E 1.6 2 .0 (1) Subscription Shipments this Quarter from New Subscriptions (in 000s) D x E = F 612 518 Subscription Shipments this Quarter (in 000s) C + F = G 3,113 3,463 Average Order Value H $28.98 $29.25 Direct to Consumer Revenue (in 000s) G x H = I $90,202 $101,300 1 For Q3 FY21 and Q4 FY21, we back into “Subscription Shipments this quarter from New Subscriptions”, and the “Subscription Shipments per New Subscription.” The number of Subscription Shipments per New Subscription ranges between 1 - 3 in any given quarter based on the distribution and timing of New Subscription acquisition throughout the quarter. 41

Summary P&L
(In thousands)

	FY18A	FY19A	FY20A	FY21A	FY22E	FY23E
Net Revenue	$148,805	$191,441	$224,335	$378,604	$515,757	$706,044
YOY growth	54.9%	28.7%	17.2%	68.8%	36.2%	36.9%
COGS	65,127	84,326	88,921	152,664	214,332	292,906
Gross Profit	**83,678**	**107,115**	**135,414**	**225,940**	**301,424**	**413,138**
Gross Margin %	56.2%	56.0%	60.4%	59.7%	58.4%	58.5%
SG&A	70,094	104,146	115,893	179,510	236,843	303,915
Marketing	33,768	37,664	46,147	67,029	101,989	134,919
Operating Income	**(20,183)**	**(34,695)**	**(26,626)**	**(20,599)**	**(37,408)**	**(25,695)**
Operating Income %	(13.6%)	(18.1%)	(11.9%)	(5.4%)	(7.3%)	(3.6%)
Interest & Other	(942)	(2,387)	(4,742)	(10,792)	(4,025)	(4,025)
Net Income	**(21,126)**	**(37,082)**	**(31,367)**	**(31,391)**	**(41,432)**	**(29,720)**
Add Backs	3,854	11,132	13,562	23,537	10,894	13,315
Adjusted EBITDA[1]	**(17,271)**	**(25,950)**	**(17,806)**	**(7,854)**	**(30,538)**	**(16,405)**
EBITDA margin %	(11.6%)	(13.6%)	(7.9%)	(2.1%)	(5.9%)	(2.3%)

[1] Refer to appendix for Adjusted EBITDA reconciliation.

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Revenue Breakdown (In thousands) Fiscal Year Ended: March 31, 2021 March 31, 2020 Direct to Consumer Revenue $333,970 $204,151 Cost of Revenue 128,044 79,171 Gross Profit 205,926 124,960 Commerce Revenue 44,634 20,184 Cost of Revenue 24,620 9,730 Gross Profit 20,014 10,454 Consolidated Revenue 378,604 224,335 Cost of Revenue 152,664 88,921 Gross Profit 225,940 135,414 43Revenue Breakdown (In thousands) Fiscal Year Ended: March 31, 2021 March 31, 2020 Direct to Consumer Revenue $333,970 $204,151 Cost of Revenue 128,044 79,171 Gross Profit 205,926 124,960 Commerce Revenue 44,634 20,184 Cost of Revenue 24,620 9,730 Gross Profit 20,014 10,454 Consolidated Revenue 378,604 224,335 Cost of Revenue 152,664 88,921 Gross Profit 225,940 135,414 43

Reconciliation of Adjusted EBITDA (In thousands, except for Adjusted EBITDA margin) Fiscal Year Ended: March 31, 2021 March 31, 2020 Net loss $(31,391) $(31,367) Interest expense 10,923 5,421 Depreciation and amortization expense 2,405 1,397 Stock compensation expense 6,522 1,817 Change in fair value of warrants and derivatives 931 $(96) Sales and use tax expense 1,211 5,023 Transaction costs 1,545 -- Adjusted EBITDA $(7,854) $(17,806) Net loss margin (8.29)% (13.98)% Adjusted EBITDA margin (2.07)% (7.94)% 44Reconciliation of Adjusted EBITDA (In thousands, except for Adjusted EBITDA margin) Fiscal Year Ended: March 31, 2021 March 31, 2020 Net loss $(31,391) $(31,367) Interest expense 10,923 5,421 Depreciation and amortization expense 2,405 1,397 Stock compensation expense 6,522 1,817 Change in fair value of warrants and derivatives 931 $(96) Sales and use tax expense 1,211 5,023 Transaction costs 1,545 -- Adjusted EBITDA $(7,854) $(17,806) Net loss margin (8.29)% (13.98)% Adjusted EBITDA margin (2.07)% (7.94)% 44

Thanks! 45Thanks! 45